Exhibit No. EX-99.12.a.

May 7, 2010

Board of Directors
Dimensional Investment Group Inc.
6300 Bee Cave Road
Building One
Austin, TX 78746

Board of Directors
DFA Investment Dimensions Group Inc.
6300 Bee Cave Road
Building One
Austin, TX 78746

Re:
Plan of Reorganization, made as of the 7th day of May, 2010 (the “Agreement”), by and between Dimensional Investment Group Inc., a corporation organized under the laws of the State of Maryland (“Acquiring Corporation”), on behalf of its portfolio, the U.S. Large Company Institutional Index Portfolio (“Acquiring Fund”), and DFA Investment Dimensions Group Inc., a corporation organized under the laws of the State of Maryland ( “Target Corporation”), on behalf of its portfolio, the U.S. Large Company Portfolio (“Target Fund”).

Ladies and Gentlemen:

You have requested our opinion concerning certain federal income tax consequences of the reorganization of Target Fund (the “Reorganization”). The Reorganization will consist of: (i) the acquisition by Acquiring Corporation, on behalf of Acquiring Fund, of substantially all of the property, assets, and goodwill of Target Fund in exchange solely for full and fractional shares of capital stock, with a par value of one cent ($0.01) per share, of Acquiring Fund (“Acquiring Fund Shares”), which are voting securities; (ii) the distribution of Acquiring Fund Shares to the holders of shares of capital stock of Target Fund (the “Target Fund Shares”) according to their respective interests in Target Fund, in complete liquidation of Target Fund; and (iii) the dissolution of Target Fund as soon as is practicable after the closing (the “Closing”), all upon and subject to the terms and conditions of the Agreement.

Board of Directors, Dimensional Investment Group Inc.
Board of Directors, DFA Investment Dimensions Group Inc.
May 7, 2010

In rendering our opinion, we have reviewed and relied upon:  (a) a copy of the executed Agreement, dated as of May 7, 2010; (b) the combined information statement/prospectus provided to shareholders of Target Fund, dated March 1, 2010; (c) certain representations concerning the Reorganization made to us by Acquiring Fund and Target Fund, in a letter dated May 7, 2010 (the “Representation Letter”); (e) all other documents, financial and other reports and corporate minutes we deemed relevant or appropriate; and (f) such statutes, regulations, rulings and decisions as we deemed material in rendering this opinion.  All capitalized terms used herein, unless otherwise defined, are used as defined in the Agreement.

For purposes of this opinion, we have assumed that Target Fund on the Closing Date of the Reorganization satisfies, and immediately following the Closing Date of the Reorganization Acquiring Fund will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as regulated investment companies.

Based on the foregoing, and provided the Reorganization is carried out in accordance with the applicable laws of the State of Maryland, the terms of the Agreement and the statements in the Representation Letter for Target Fund and Acquiring Fund, it is our opinion that:

1.           The acquisition by Acquiring Fund of substantially all of the assets of Target Fund in exchange for Acquiring Fund Shares followed by the distribution by Target Fund to its shareholders of Acquiring Fund Shares in complete liquidation of Target Fund will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, and Target Fund and Acquiring Fund will each be a “party to the reorganization,” within the meaning of Section 368(b) of the Code;

2.           No gain or loss will be recognized by Target Fund upon the transfer of substantially all of its assets to Acquiring Fund in exchange solely for Acquiring Fund Shares under Sections 361(a) and 357(a) of the Code, except that Target Fund may be required to recognize gain or loss with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code;

3.           Acquiring Fund will recognize no gain or loss upon the receipt of substantially all of the assets of Target Fund in exchange solely for Acquiring Fund Shares under Section 1032(a) of the Code;

4.           No gain or loss will be recognized by Target Fund upon the distribution of Acquiring Fund Shares to its shareholders in liquidation of Target Fund, in pursuance of the Plan under Section 361(c)(1) of the Code;

5.           The basis of the assets of Target Fund received by Acquiring Fund will be the same as the basis of such assets to Target Fund immediately prior to the exchange under Section 362(b) of the Code;

Board of Directors, Dimensional Investment Group Inc.
Board of Directors, DFA Investment Dimensions Group Inc.
May 7, 2010

6.           The holding period of the assets of Target Fund received by Acquiring Fund will include the period during which such assets were held by Target Fund under Section 1223(2) of the Code;

7.           No gain or loss will be recognized by the shareholders of Target Fund upon the exchange of their shares in Target Fund for Acquiring Fund Shares (including fractional shares to which they may be entitled) under Section 354(a) of the Code;

8.           The basis of Acquiring Fund Shares received by the shareholders of Target Fund shall be the same as the basis of Target Fund Shares exchanged therefor under Section 358(a)(1) of the Code;

9.           The holding period of Acquiring Fund Shares received by shareholders of Target Fund (including fractional shares to which they may be entitled) will include the holding period of Target Fund Shares surrendered in exchange therefor, provided that Target Fund Shares were held as a capital asset on the effective date of the exchange under Section 1223(l) of the Code; and

10.           Acquiring Fund will succeed to and take into account as of the date of the transfer (as defined in Section 1.381(b)-1(b) of the regulations issued by the United States Treasury (“Treasury Regulations”)) the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Treasury Regulations.

Our opinion is based upon the Code, the applicable Treasury Regulations, the present positions of the Internal Revenue Service (the “Service”) as are set forth in published revenue rulings and revenue procedures, present administrative positions of the Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively.  We do not undertake to make any continuing analysis of the facts or relevant law following the date of the Reorganization.

Our opinion is conditioned upon the performance by Target Corporation, on behalf of Target Fund, and Acquiring Corporation, on behalf of Acquiring Fund, of their undertakings in the Agreement and the Representation Letter. Our opinion is limited to the transactions incident to the Reorganization described herein, and no opinion is rendered with respect to (i) any other transaction, or (ii) the effect, if any, of the Reorganization (and/or the transactions incident thereto) on any other transaction and/or the effect, if any, of any such other transaction on the Reorganization.

This opinion is being rendered to Acquiring Fund and Target Fund, and may be relied upon only by such Funds and the shareholders of each. We hereby consent to the use of this opinion as an exhibit to the Registration Statement of Acquiring Fund on Form N-14, and any

Board of Directors, Dimensional Investment Group Inc.
Board of Directors, DFA Investment Dimensions Group Inc.
May 7, 2010

amendments thereto, covering the registration of Acquiring Fund Shares under the Securities Act of 1933, as amended, to be issued in the Reorganization.

Very truly yours,

STRADLEY RONON STEVENS & YOUNG, LLP

/s/ STRADLEY RONON STEVENS & YOUNG, LLP